Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN
OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL
TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH
HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE
LETTER FILED VIA EDGAR.

March 25, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings,Inc.
Registration Statement on Form S-1
File No.333-254380

Dear Mr. Kim:

On behalf of DoubleVerify Holdings, Inc. (the “Company”), we supplementally submit this letter related to the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

Overview – Preliminary Price Range; Reverse Stock Split; Concurrent Private Placement; Secondary Transaction

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the shares of common stock of the Company (“Common Stock”) to be sold in the initial public offering (the “IPO”) is expected to be between $[***] and $[***] per share (the “Preliminary Price Range”), after giving effect to a 1-for-[***] reverse stock split of the Common Stock (the “Reverse Stock Split”) that is expected to occur on or around March 29, 2021. For convenience, all share, per share, stock option and restricted stock unit information in this supplemental letter has been adjusted to reflect the Reverse Stock Split.

Edwin Kim	2	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

Based on currently available information and market conditions, the Company expects an aggregate of [***] shares of Common Stock (reflecting an aggregate offering price of $[***], based on the $[***] per share midpoint of the Preliminary Price Range) to be sold in the IPO, a concurrent private placement (the “Private Placement”) and a concurrent secondary transaction (the “Secondary Transaction”), as set forth below:

•	[***] shares of Common Stock ($[***] aggregate amount) are expected to be offered by the Company in the IPO;

•	[***] shares of Common Stock ($[***] aggregate amount) are expected to be offered by Providence VII U.S. Holdings L.P. (“Providence”) and certain other existing stockholders of the Company, which other stockholders collectively beneficially own, and will beneficially own immediately prior to the IPO, less than 1.0% of the outstanding Common Stock (such other stockholders, together with Providence, collectively, the “Selling Stockholders”) in the IPO;

•	[***] shares of Common Stock ($[***] aggregate amount) are expected to be sold by the Company to affiliates of Tiger Global Management, LLC (collectively, “Tiger”) in the Private Placement; and

•	[***] shares of Common Stock ($[***] aggregate amount) are expected to be sold by Providence to Tiger in the Secondary Transaction.

Funds and persons affiliated with Tiger beneficially own approximately 8.0% of the Common Stock outstanding as of March 1, 2021, assuming full conversion of the Company’s Series A Preferred Stock into Common Stock. The shares of Common Stock purchased by Tiger in the Private Placement and the Secondary Transaction will be sold at a price per share equal to the public offering price in the IPO. The Private Placement and the Secondary Transaction are contingent upon, and are expected to close immediately following, the closing of the IPO.

The Company expects the underwriters in the IPO to have an option to purchase up to an additional [***] shares of Common Stock in the aggregate from the Company and Providence to cover over-allotments, which represents 15% of the [***] shares of Common Stock expected to be offered in the IPO.

We have attached herewith as Annex A for the Staff’s review certain pages of the Registration Statement revised to reflect: (i) the Reverse Stock Split, (ii) the inclusion of the Preliminary Price Range and related information, assuming an offering price of $[***] per share, the midpoint of the Preliminary Price Range and (iii) disclosure relating to the Private Placement and the Secondary Transaction.

Edwin Kim	3	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the Preliminary Prospectus may be, but that the actual indicative price range to be included in the Preliminary Prospectus will not be determined until the Company completes a valuation process with the underwriters for the IPO. This valuation process is expected to be completed shortly before the commencement of the roadshow for the IPO, which is scheduled to occur on or around [***], 2021. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors including, but not limited to, then-current market conditions and subsequent business, market, and other developments affecting the Company. However, the Company believes that, barring unforeseen events, the Preliminary Price Range will not be subject to significant change. The actual price range (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) will be included in an amendment to the Registration Statement prior to distribution of the Preliminary Prospectus to potential investors. We are providing this information to you supplementally to facilitate the Staff’s review of the Registration Statement, including the Company’s fair value determinations.

Summary of Recent Equity Awards; Historical Fair Value Determination and Methodology

Since January 1, 2020, the Company has granted a total of [***] stock options and [***] restricted stock units to its employees and directors under the Company’s 2017 Omnibus Equity Incentive Plan. The following table summarizes these grants, including the exercise price per share for stock option awards, the grant date share price valuation for restricted stock unit awards, and the fair market value of the Common Stock at the time of each grant used for financial reporting purposes, in all cases, after giving effect to the Reverse Stock Split.

Grant Date	Number of Shares Underlying Stock Options Granted	Number of RSUs Granted	Exercise Price Per Share (for Stock Options)			Grant Date Share Price Valuation (for RSUs)		Fair Value Per Share
January 24, 2020	[***]	—	$	[***]		$	[***]	$	[***]
April 27, 2020	[***]	[***]	$	[***]		$	[***]	$	[***]
July 28, 2020	[***]	[***]	$	[***]	[1]	$	[***]	$	[***]
October 29, 2020	[***]	—	$	[***]		$	[***]	$	[***]
December 27, 2020	[***]	[***]	$	[***]		$	[***]	$	[***]
January 28, 2021	[***]	[***]	$	[***]		$	[***]	$	[***]
February 17, 2021	[***]	[***]	$	[***]		$	[***]	$	[***]
March 11, 2021	—	[***]	$	[***]		$	[***]	$	[***]

1 50% (or [***]) of the stock options granted to the Company’s Chief Executive Officer on July 28, 2020 were granted with an exercise price equal to two times the exercise price calculated based on the fair value per share of the Common Stock on such grant date ($[***] per share instead of $[***] per share).

Edwin Kim	4	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

As described in the Registration Statement, historically, given the absence of a public trading market for the Common Stock, the Company’s board of directors has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including, with input from management of the Company, the Company’s financial and operating history, equity market conditions affecting comparable public companies, and the lack of marketability of the Common Stock. The Company’s board of directors historically has also considered valuations of the Common Stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations consider recent arm’s length market transactions, where applicable, estimates of future expected revenues, EBITDA, EBITDA margins and cash flows, discount rates, and an estimate of value using multiples derived from the stock prices of comparable publicly traded companies applied to such expected cash flows and market approaches in order to estimate fair value. These assumptions are incorporated in a hybrid approach used to evaluate recent arm’s length market transactions and scenarios in which the Company remains privately held or the Company completes an initial public offering. The hybrid approach includes using the Option Pricing Method (OPM) and Probability-Weighted Expected Return Method (PWERM) models.

As shown in the table above, for all stock option grants since January 1, 2020, the Company’s board of directors has fixed the exercise price per share at a value above the fair value per share used for financial reporting purposes. For all restricted stock unit grants since January 1, 2020, the Company’s board of directors has fixed the grant date share price valuation at a value equal to the exercise price per share for stock options as of the date of the grant.

Edwin Kim	5	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

Difference between Prior Common Stock Valuations and Preliminary Price Range

The Preliminary Price Range was determined following discussions among senior management and the board of directors of the Company and representatives of the lead underwriters for the IPO, and with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s prior valuations of the Common Stock (including the most recent fair value determination on March 11, 2021 of $[***] per share) and the $[***] per share midpoint of the Preliminary Price Range. Specifically, the Company believes that the difference between the prior valuations of the Common Stock and the midpoint of the Preliminary Price Range is primarily the result of the following factors:

•	Recent Market Valuation of the Company. As disclosed in the Registration Statement, on October 27, 2020, the Company and Providence entered into a Series A Preferred Stock Purchase Agreement with the other parties thereto, pursuant to which, on November 18, 2020, an investor group led by Tiger Global Management, LLC purchased an aggregate of 61,006,432 shares of the Company’s Series A Preferred Stock for an aggregate purchase price of approximately $350 million. The per share valuation ascribed the Company by new investors in this arm’s length transaction was $[***] per share (adjusted for the Reverse Stock Split), reflecting a clear “market value” for the Company’s securities. The Company’s board of directors used this $[***] per share valuation as the exercise price per share for stock option awards and grant date share price valuation for restricted stock unit awards for the six-week period following closing of the transaction. Beginning in 2021, the Company’s board of directors continued to use the same valuation methodology (a multiple of LTM revenue) as the basis for determining the exercise price per share and grant date share price valuation for stock-based awards. At each grant date, the Company updated the valuation (i) for the passage of time (specifically, updating the months included in the LTM revenue figure) and (ii) to decrease the liquidity discount of the Common Stock as actions in furtherance of the anticipated IPO commenced in earnest, including confidential submissions of the Registration Statement in each of January and February, preliminary valuation discussions with the underwriters for the IPO and the public filing of the Registration Statement in March.

•	Valuation Methodology Differences. The method used by the Company’s board of directors to determine the fair value of the Common Stock prior to the proposed IPO differs from that utilized by the underwriters of the IPO in establishing the Preliminary Price Range. The Common Stock has historically been valued as described under “Summary of Recent Equity Awards; Historical Fair Value Determination and Methodology” above. By contrast, as is typical in initial public offerings, while the Preliminary Price Range for the IPO considered relevant market data currently available to the Company, it was ultimately determined by the Company’s board of directors in consultation with the underwriters for the IPO and not through the use of a third-party valuation firm. Among the factors that were considered in determining the Preliminary Price Range were: the Company’s financial condition and future prospects and those of its industry in general; an analysis of the typical valuation ranges seen in recent initial public offerings for companies determined by the underwriters of the IPO to be appropriate market comparables; and the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

•	Enhanced Liquidity and Marketability of the Common Stock. Since the fair value determination for the Company’s most recent stock-based award, the Company has taken several steps toward the completion of the IPO, including the completion of the audit of the Company’s financial statements for the year ended December 31, 2020, the Company’s public filing of the Registration Statement on March 17, 2021 and various board actions and approvals relating to the IPO. Given the proximity to the completion of the IPO, the valuation reflected in the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable shares of Common Stock that would be sold in the public market without discounts for illiquidity and lack of marketability. By contrast, as noted above, the historical determinations of fair value of the Common Stock reflect a liquidity discount, which was progressively lowered over time as steps were taken in furtherance of the anticipated IPO.

Edwin Kim	6	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

•	Enhanced Balance Sheet and Financial Resources. A successful IPO will provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, a portion of which will be used to pay down all amounts currently outstanding under the Company’s $150 million senior secured revolving credit facility, (ii) ready access to the equity and debt capital markets for public companies, (iii) a “currency” with which to hire and retain talent and to make strategic acquisitions as the Company’s board of directors may deem appropriate and (iv) a strengthened brand recognition in the marketplace. These anticipated improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s business and operations and, as a result, they influenced the Preliminary Price Range.

•	Strong Recent Financial Performance. The Company demonstrated strong financial performance during 2020, despite disruptions from the COVID-19 pandemic during the first half of the year. The Company reported a 34% increase in total revenue, from $182.7 million in 2019 to $243.9 million in 2020. Revenue for the three months ended December 31, 2020 was $78.6 million, the highest it has ever been for a fiscal quarter. The Company also reported an increase in Adjusted EBITDA from $69.0 million in 2019 to $73.2 million in 2020. The Preliminary Price Range was informed by the full year 2020 audited financial statements completed on March 17, 2021, which confirmed this strong financial performance.

Conclusion

Given the considerations described above, the Company believes that the difference between the estimated fair value of the Common Stock, as used for the purpose of calculating stock-based compensation in accordance with the requirements of Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation for stock-based awards granted over the past twelve months, and the midpoint of the Preliminary Price Range is reasonable and appropriate.

The Company expects to file Amendment No. 1 to the Registration Statement on or around [***], 2021, which will reflect the indicative price range, share amounts adjusted for the Reverse Stock Split and disclosure related to the Private Placement and the Secondary Transaction. The roadshow for the IPO is expected to commence shortly thereafter on the same date. To the extent feasible, we appreciate the Staff’s efforts to provide any comments on the Registration Statement and the enclosed materials as soon as possible.

Edwin Kim	7	March 25, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

Confidential Treatment Request

Because of the financially sensitive nature of the information contained in this letter, the Company hereby requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of FOIA Services. The Company respectfully requests that the Staff either destroy or return this letter and the attached Annex A pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

* * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Regards,

/s/ Morgan J. Hayes

Morgan J. Hayes

cc:	Jan Woo
Morgan Youngwood
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures

Annex A

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

[***]